Filed by FS KKR Capital Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-6(b) of the Securities Exchange Act of 1934

Subject Company: FS KKR Capital Corp. II

File No. of Registration Statement: 333-251667

Scan the code with your phone’s camera to hear an important message from our CEO, Michael Forman.

Your vote is needed!

Urgent request re: the special meeting of stockholders

Dear Stockholder,

As we prepare for the proposed merger of FS KKR Capital Corp. (NYSE: FSK) and FS KKR Capital Corp. II (NYSE: FSKR), we urge you to vote as soon as possible in order to ensure that the special meeting can occur as scheduled on May 21, 2021. Please join your fellow stockholders and vote today. The Board of Directors recommends that you vote in favor of these proposals as we believe the merger will provide the following benefits to the fund and stockholders:

•	Reduced operating expenses

•	Portfolio diversification

•	Enhanced market visibility as one of the largest business development companies in the market

Voting today will help us reduce potential fund costs and avoid the need for our proxy solicitor, Broadridge, to initiate further calls or mailings.

Thank you for your participation.

Michael Forman

Chairman and CEO

3 ways to vote today

Phone

Without a proxy card:

Call 1-833-868-3374

Mon–Fri, 9:00 AM–10:00 PM ET

Sat–Sun, 10:00 AM–6:00 PM ET

to speak with a proxy specialist.

With a proxy card:

Call 1-800-690-6903 with a

touch-tone phone to vote using

an automated system.

Computer Visit www.proxyvote.com Please have your proxy card in hand when accessing the website. There are easy-to-follow directions to help you complete the electronic voting instruction form.	Mail Mark, sign and date your ballot and return it in the postage-paid envelope provided.

Questions? Call 1-833-868-3374

201 Rouse Boulevard	(Continued on back)
Philadelphia, PA 19112

Forward-Looking Statements

Statements included herein may constitute “forward-looking” statements as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, as amended by the Private Securities Litigation Reform Act of 1995, including statements with regard to future events or the future performance or operations of the Companies. Words such as “believes,” “expects,” “projects,” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements. Factors that could cause actual results to differ materially include changes in the economy, risks associated with possible disruption to a Company’s operations or the economy generally due to terrorism, natural disasters or pandemics such as COVID-19, future changes in laws or regulations and conditions in a Company’s operating area, failure to obtain requisite stockholder approval for the Proposals (as defined below) set forth in the Proxy Statement (as defined below), failure to consummate the business combination transaction involving the Companies, the price at which shares of FSK’s and FSKR’s common stock trade on the New York Stock Exchange, uncertainties as to the timing of the consummation of the business combination transaction involving the Companies, unexpected costs, charges or expenses resulting from the business combination transaction involving the Companies and failure to realize the anticipated benefits of the business combination transaction involving the Companies. Some of these factors are enumerated in the filings the Companies made with the U.S. Securities and Exchange Commission (the “SEC”) and are also contained in the Proxy Statement. The inclusion of forward-looking statements should not be regarded as a representation that any plans, estimates or expectations will be achieved. Any forward-looking statements speak only as of the date of this communication. Except as required by federal securities laws, the Companies undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Additional Information and Where to Find It

This communication relates to a proposed business combination involving the Companies, along with related proposals for which stockholder approval will be sought (collectively, the “Proposals”). On February 25, 2021, FSK filed with the SEC a registration statement on Form N-14 (333-251667) that includes a joint proxy statement of the Companies (the “Proxy Statement”) and a prospectus of FSK. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF THE COMPANIES ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANIES, THE BUSINESS COMBINATION TRANSACTION INVOLVING THE COMPANIES

AND THE PROPOSALS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s website, www.sec.gov, FSK’s website, www.fskkradvisor.com/fsk or FSKR’s website, www.fskkradvisor.com/fskr.

Participants in the Solicitation

The Companies and their respective directors, executive officers and certain other members of management and employees, including employees of FS/KKR Advisor, LLC, FS Investments, KKR Credit Advisors (US) LLC and their respective affiliates, may be deemed to be participants in the solicitation of proxies from the stockholders of the Companies in connection with the Proposals. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the Companies’ stockholders in connection with the Proposals will be contained in the definitive Proxy Statement when such document becomes available. This document may be obtained free of charge from the sources indicated above.